UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **May 17, 2010**

FelCor Lodging Trust Incorporated

(Exact name of registrant as specified in its charter)

Maryland	**001-14236**	**75-2541756**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

545 E. John Carpenter Frwy., Suite 1300	
Irving, Texas	**75062**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(972) 444-4900**

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 – Corporate Governance and Management

Item 5.07   Submission of Matters to a Vote of Security Holders.

On May 17, 2010, FelCor Lodging Trust Incorporated ("FelCor") held its Annual Meeting of Shareholders in Dallas, Texas. At the Annual Meeting, shareholders considered the election of the three director nominees named in the proxy statement and ratification of the independent registered public accounting firm for 2010. The voting results at the Annual Meeting, with respect to each of the matters described above, were as follows:

- The three director nominees named in the proxy statement were elected based upon the following votes:

	FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
Melinda J. Bush	42,342,369	2,365,153	3,097,937	11,198,588
Charles A. Ledsinger, Jr.	42,495,840	2,212,215	3,097,404	11,198,588
Robert H. Lutz, Jr.	42,584,912	2,061,436	3,159,111	11,198,588

- The appointment of PricewaterhouseCoopers LLP as FelCor's independent registered public accounting firm for 2010 was ratified as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
58,196,909	362,450	444,688	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FELCOR LODGING TRUST INCORPORATED

Date: May 17, 2010

By: /s/ Jonathan H. Yellen

Name: Jonathan H. Yellen

Title: Executive Vice President, General Counsel and Secretary